Exhibit 99.1

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Thursday, December 15, 2011 at 9:30 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

1.	To approve certain amendments to our Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999 and Israeli Securities Law, 5728-1968; and

2.	Subject to the approval of Item 1, to approve an amended form of indemnification agreement for directors and officers.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 7, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Shaul Elovitch
Chairman of the Board of Directors

November 7, 2011

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 9:30 a.m. (Israel time) on Thursday, December 15, 2011, at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or before November 10, 2011.

Purpose of the Extraordinary Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the approval of certain amendments to our Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999 and Israeli Securities Law, 5728-1968; and (ii) subject to the approval of Item 1, the approval of an amended form of indemnification agreement for directors and officers.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on November 7, 2011, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of November 7, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,889,045 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, subject to the terms described below.

Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and in our Articles of Association and it generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholders, Eurocom Communications Ltd., or Eurocom Communications, and Internet Gold - Golden Lines Ltd., or Internet Gold, which together beneficially own approximately 79.72% of our issued and outstanding ordinary shares, that they presently intend to vote in favor of all of the Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

Internet Gold held of record 23,416,997 or approximately 78.35% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 23,826,997 or approximately 79.72% of our outstanding shares, as of November 7, 2011.  Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange.  Internet Gold is controlled by Eurocom Communications, which beneficially owned 78.79% of its ordinary shares as of November 7, 2011.  Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.  As a result, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to our ordinary shares held of record by Eurocom Communications and Internet Gold.

The following table sets forth certain information as of November 7, 2011 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares; (i) each director; and (iii) all directors and executive officers as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Shaul Elovitch (3)	23,830,174	79.72%
Clal Insurance Enterprises Holdings Ltd.(4)	1,631,159	5.46%
Moshe Rosenthal	--	--
Debbie Saperia	--	--
Aliza Schloss	--	--
Anat Winner	--
All directors and officers as a group (7 persons)	23,835,229	79.75%
__________________

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding as of November 7, 2011, (not including 19,230 ordinary shares held as treasury stock).

(3)
Eurocom Communications holds of record 410,000 of our ordinary shares, and Internet Gold holds of record 23,416,997 of our ordinary shares.  Eurocom Communications is the controlling shareholder of Internet Gold, holding 78.79% of its ordinary shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49.0% of its ordinary shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings’ ordinary shares and 75.0% of Eurocom Holdings’ management shares.  Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications and Internet Gold.  Mr. Shaul Elovitch may also be deemed to be the beneficial owner of 3,177 ordinary shares of our company held of record by his wife and 26,893 ordinary shares of Internet Gold held of record by his wife.  In addition, 8,300 ordinary shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011.

I.    AMENDMENTS TO ARTICLES OF ASSOCIATION
(Item 1 on the Proxy Card)

Under the Israeli Companies Law, an amendment to a company’s articles of association must be approved by the shareholders.  We propose to amend several provisions of our Articles of Association, as described below.  If the proposed amendments are approved at the Meeting, we will amend and restate our Articles of Association, and the amended and restated Articles of Association will be posted on our website at www.bcommunications.co.il.  Set forth below is a brief description of the background to the proposed amendments to our Articles of Association.

Amendments to Conform to Amendment No. 16 to the Israeli Companies Law, 5759-1999

Amendment No. 16 to the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, which was adopted in March 2011, implements a comprehensive reform in the corporate governance of Israeli companies.  Most of the provisions of Amendment No. 16 became effective on May 15, 2011 and the remainder became effective on September 15, 2011.

In order to conform our existing Articles of Association to the Israeli Companies Law as in effect following Amendment No. 16, we propose to amend Sections 1, 11(d), 11(e), 12(a)(2), 18, 20(a), 20(e), 20(i), 24(g), 27(c), 27(f) and 28(e) of our Articles of Association in the manner set forth on Appendix A1 hereto.  The words proposed to be added to such sections are highlighted in boldface font and underlined in Appendix A1, and the words proposed to be deleted from such sections appear in struck through type in Appendix A1.

Amendments to Conform to Recent Amendment to the Israeli Securities Law, 5728-1968

A recent amendment to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law and the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to $273,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1.0 million, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, expenses (including attorneys' fees) incurred by an office holder in the applicable administrative enforcement proceeding and any compensation payable by an office holder to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association.  The term “office holder” of a company is defined under the Israeli Companies Law to include the general manager, chief business manager, deputy general manager, vice general manager, and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as any officer who reports directly to the general manager and a director.

To enable us to continue to be able to indemnify and insure our office holders to the fullest extent permitted by law, we propose to amend Article 1 of our Articles of Association by adding the definition of “Administrative Proceeding” and to amend Article 31 of our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings following the recent amendment to the Israeli Securities Law, described above, in the manner set forth on Appendix A2.  The words proposed to be added to such sections are highlighted in boldface font and underlined in Appendix A2, and the words proposed to be deleted from such sections appear in struck through type in Appendix A2.  If Articles 31 of our Articles of Association is amended at the Meeting, we will seek to expand our current directors' and officer's liability insurance policy to cover the liabilities permitted pursuant to the recent amendment to the Israeli Securities Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the proposed amendments to the Articles of Association of the Company, as set forth on Appendix A1 and Appendix A2 to the proxy statement for the Extraordinary General Meeting of Shareholders be, and hereby are, approved and adopted.”

Pursuant to the Israeli Companies Law, in general the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve an amendment to a company’s articles of association.  However, in order for the foregoing resolution to be effective with respect to the proposed amendments to Article 31 relating to insurance and indemnification of officers and directors, either (i) the shares voting in favor of the proposal must include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal must not represent more than 2% of the voting rights in our company.

If the foregoing resolution is approved only by the affirmative vote of the holders of a majority of the ordinary shares voting on the matter, but not by the special majority of the non-interested shareholders, as described above, our Articles of Association will be amended and restated without the proposed amendments to Articles 1 and 31 to our Articles of Association.  In such case, Articles 1 and 31 to our Articles of Association will remain in their current form.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors recommends a vote FOR the foregoing resolution.

II.    APPROVAL OF AMENDED FORM OF INDEMNIFICATION LETTER FOR
DIRECTORS AND OFFICERS

(Items 2A and 2B on the Proxy Card)

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to undertake in advance to indemnify our directors and officers, subject to certain conditions and limitations.  In October 2007, prior to our initial public offering, our Board of Directors and shareholders approved the award of indemnification letters to all of our then existing and any future directors and officers (including directors and officers who may be deemed to be controlling shareholders, within the meaning of the Israeli Companies Law).

In light of the recent amendments to the Israeli Securities Law described in Item 1 above, and provided that Section 31 of our Articles of Association is amended as proposed in Item 1 above, we propose to amend our form of indemnification letter to ensure that our directors and officers (including a director and officer who may be deemed to be a controlling shareholder or a relative of a controlling shareholder, within the meaning of the Israeli Companies Law, and a director and officer with respect to whom a controlling shareholder has a personal interest in their receiving an indemnification letter) are afforded protection to the fullest extent permitted by law.  The proposed amended form of indemnification letter is attached hereto as Appendix B.  The words proposed to be added to our current form of indemnification letter are highlighted in boldface font and underlined in Appendix B, and the words proposed to be deleted appear in struck through type in Appendix B.  Under the proposed amended form of indemnification letter, the total amount of indemnification that we may pay to all directors and officers may not exceed 25% of our equity (on a consolidated basis) in accordance with our last financial statements published before the actual payment of the indemnity amount.

Our Audit Committee and Board of Directors believe that approval of the amended form of indemnification letter is in our company’s best interest as it will enable us to attract and retain highly qualified directors and officers from time to time.

The amended form of indemnification letter will continue to provide our directors and officers with an exemption from any liability for damages caused as a result of a breach of their duty of care to our company, to the fullest extent permitted by law, as described in Item 1.

Under the Israeli Companies Law, an undertaking to indemnify an officer holder requires the approval of the audit committee and board of directors, and if the office holder is a director, also the shareholders, in that order.  The proposed amended form of amended indemnification letter attached as Appendix B was approved by our Audit Committee on September 27, 2011 and November 2, 2011 and by our Board of Directors on October 2, 2011 and November 2, 2011.

It is therefore proposed that at the Meeting the following resolutions be adopted:

RESOLUTION 2A: “RESOLVED, that the amended form of indemnification letter, attached as Appendix B to the proxy statement for the Extraordinary General Meeting of Shareholders, for directors of the Company serving in such capacity from time to time who are not deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors with respect to whom a controlling shareholder does not have a personal interest in their receiving an indemnification letter, be, and hereby is, approved and adopted.”

RESOLUTION 2B: “RESOLVED, that the amended form of indemnification letter, attached as Appendix B to the proxy statement for the Extraordinary General Meeting of Shareholders, for directors and officers of the Company serving in such capacity from time to time who are deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving an indemnification letter, be, and hereby is, approved and adopted.”

The approval of Resolution 2A requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The approval of Resolution 2B requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that, either (i) the shares voting in favor of the proposal include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal do  not represent more than 2% of the voting rights in our company.  The Israeli Companies Law requires that each shareholder voting on Resolution 2B indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of Resolution 2B.  For the definition of “personal interest” under the Israeli Companies Law, see Item 1 above.

If the foregoing resolutions are not approved at the Meeting, our current form of indemnification letter will remain in full force and effect, except with respect to directors and officers who are deemed to be controlling shareholders or relatives of controlling shareholders, with respect to whom an indemnification agreement must be approved every three years according to Amendment No. 16 to the Israeli Companies Law.

The Board of Directors recommends a vote FOR the foregoing resolutions.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Shaul Elovitch
Chairman of the Board of Directors

Date: November 7, 2011

Appendix A1

Section 1:

~~The “Companies Ordinance” or the “Ordinance”~~	~~Those provisions of the Companies Ordinance [New Version] 5743-1983 that have not been canceled, as amended from time to time;~~

The “Securities Law”	Shall mean the Securities Law, 5728-1968, as amended from time to time;

Section 11:

(d)
The general meeting may assume powers conferred on the Board of Directors and/or any other corporate body of the Company with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the general meeting is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period that is required under the circumstances~~not to exceed one year, and with respect to any matter in accordance with Section 52 of the Companies Law.~~

(e)
The Board of Directors may assume powers conferred on the general manager with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the Board of Directors is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period ~~not to exceed one year, and with respect to any matter in accordance with Sections 51-52 of the Companies Law~~ that is required under the circumstances.

Section 12:

(a)	Resolutions of the company in respect of the following matters shall be passed by the general meeting:

[1]	Revisions of the Articles, as provided in Article 4 above;

[2]
Exercise of the powers of the Board of Directors in the event that the Board of Directors is unable to exercise such powers, as provided in Section 52(a) of the Companies Law or as set forth in Section 11(e) above;

Section 18:

(i)
The appointment of a proxy (whether for a specific meeting or otherwise) shall be in writing and shall be in the following form or in any other similar form authorized by the Company's Board of Directors, depending on the circumstances:

Section 20:

(a)
The number of the members of the Board of Directors shall be as determined from time to time by the general meeting, provided however that the Board of Directors (including outside directors) shall consist of not less than two nor more than ten directors. At least two of the members of the Board of Directors shall be outside directors.

(e)
[Reserved]~~A corporation may serve as a director. A corporation serving as a director of the Company shall appoint an individual competent to serve as a director of the Company as its representative for this purpose, and may replace such representative, all in accordance with the obligations of the corporation toward the Company. The name of the individual serving on behalf of the corporation shall be entered in the register of directors as a person serving on behalf of a corporation. An individual serving as a director on behalf of a corporation and the corporation that appointed such person shall be subject to the duties applicable to directors, jointly and severally~~.

(i)
Outside directors shall be appointed in accordance with the law. Without prejudice to the foregoing, the Company may approve the appointment of an outside director for ~~one~~ two additional three-year terms, in accordance with the provisions of the law.

Section 24:

(g)	Notwithstanding the provisions of Article 24(~~b~~e), in urgent cases, the Board of Directors may be convened to meet without notice, by the consent of a majority~~all~~ of the directors.

Section 27:

(c)
Subcommittees shall provide reports on a current basis to the Board of Directors regarding their resolutions or recommendations.

The Board of Directors shall be informed of resolutions or recommendations of a Subcommittee that requires Board approval, a reasonable time before the discussion by the Board of such resolutions or recommendations.

(f)
The Board of Directors may abrogate the resolution of a Subcommittee appointed by it; however, such abrogation shall not prejudice the validity of a resolution of a Subcommittee pursuant to which the Company has acted towards another person who was unaware of the abrogation.

Section 28:

(e)
The audit committee will locate defects in the company’s business administration, inter alia by consulting with the Company’s internal auditor or with the auditor, and to make proposals to the Board of Directors regarding ways of correcting such defects. ~~In addition, t~~The audit committee will also decide whether to approve acts and transactions requiring the approval of the audit committee under sections 255 and 268 to 275 of the Law. In addition, the audit committee will perform all such additional duties as set forth in Section 117 of the Companies Law.

Appendix A2

Section 1:

"Administrative Proceeding"
A proceeding instituted pursuant to (a) Chapter H3 of the Securities Law, “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”;  (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law;

Section 31:

(a)
Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an officer for an obligation imposed upon him due to an act or omission performed by him by virtue of his being an officer, in any of the following instances:

[1]	breach of duty of care towards the Company or towards any other person;

[2]	~~B~~breach of the duty of loyalty to the Company, while acting in good faith and having reasonable cause to assume that such action would not prejudice the interests of the Company;

[3]	a financial obligation imposed on him in favor of another person~~.~~ ;

[4]	expenses, including reasonable litigation expenses and legal fees, incurred by an officer as a result of an Administrative Proceeding instituted against the officer.
[5]	payments to an injured party imposed on the officer pursuant to Section 52ND(a)(1)(a) of the Securities Law.

In the event that the insurance contract covers the liability of the Company as well, the officer shall have precedence over the Company in collecting the insurance payments.

(b)	Subject to the provisions of the Companies Law, the Company may indemnify an officer for a liability or an expense as detailed in below, imposed or incurred by him in such capacity:

[1]	any financial obligation imposed on him in favor of another person by, or expended by him as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court;

[2]
all reasonable litigation expenses, including attorneys’ fees, expended by the officer - (i) due to an investigation or a proceeding instituted against him by an authority qualified to administrate such investigation or proceeding, where such investigation or proceeding is “concluded without the filing of an indictment against the officer” (as defined in the Companies Law) and “without any financial obligation imposed on the officer in lieu of criminal proceedings” (as defined in the Companies Law), or that is concluded without indictment of the officer but with a financial obligation imposed on him in lieu of criminal proceedings with respect to a crime that does not require proof of mens rea (criminal intent), or - (ii) in connection with a monetary sanction ("Itzum Caspi") .

[3]
all reasonable litigation expenses, including attorneys’ fees, expended by an officer or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in any criminal proceedings in which he is acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which he is convicted.

[4]
The Company may covenant to indemnify prospectively, as set forth in Section [1] above, provided, however, that such indemnification will be limited to matters which are deemed by the Company’s Board of Directors, based on the activity of the Company at the time of the covenant, to be foreseeable, and to an amount or criteria that the Board of Directors has determined as reasonable under the circumstances, and provided further that the covenant to indemnify shall state the events that in the opinion of the Board of Directors are foreseeable given the Company’s actual activity at the time of the covenant and the amount or criteria that the Board of Directors has determined to be reasonable under the circumstances; with respect to events enumerated in Sections [2] and [3] above, the Company may also agree to provide indemnification retroactively; and all in accordance with Section 260(b) of the Law.

[5]	expenses, including reasonable litigation expenses and legal fees, incurred by an officer as a result of an Administrative Proceeding instituted against the officer.

[6]	payments to an injured party pursuant to Section 52ND(a)(1)(a) of the Securities Law.

Appendix B

________________________
________________________

Date: __________

To: ____________________

Letter of Indemnification and Exemption

1.	Undertaking of Indemnification & Exemption General

1.1
Please be advised that the board of directors (the “Board”) of ~~012 Smile.~~B Communications Ltd. (the “Company”) in a Board ~~Resolution~~resolution dated ~~30.10.2007~~[______] and the shareholders of the Company (the “Shareholders”) in a Shareholders ~~Resolution~~resolution dated ~~October, 30.10.2007~~[_______] have resolved to indemnify its directors and officers, to the fullest extent permitted by law, and grant them an exemption, as set forth herein.

1.2	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

1.3
This Letter of Indemnification and Exemption and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification and exemption of Office Holders (as defined in the Companies Law).

2.	~~The~~ Exemption

In your capacity as an Office Holder, the Company hereby grants you an exemption of liability, to the fullest extent permitted by law, for damages suffered as a result of a breach of your duty of care to the Company, provided that this exemption shall not apply to a liability arising from any of the following:

2.1
A breach of ~~fiduciary~~the duty of loyalty towards the Company~~, except where you have acted in good faith and with reasonable grounds to assume that your actions would not adversely affect the Company~~; ~~or~~

2.~~1~~2	A breach of the duty of care committed intentionally or recklessly (“pzizut~~h~~”), unless committed only in negligence; ~~or~~

2.~~2~~3	Any action taken with the intention ~~of~~to unlawfully gain~~ing~~ a personal profit; ~~or~~

2.~~3~~4	Any fine, monetary sanction ("Itzum Caspi") or administrative pecuniary punishment (“kofer”) imposed on you; ~~or~~

2.~~4~~5	A breach of the duty of care in connection with a "~~D~~distribution" (as defined in the Companies Law~~).~~); and

2.~~4~~6	A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

~~2.5~~
~~Any act or omission with respect to which Companies Law will not allow Exemption notwithstanding the Exemption undertaking made towards you hereunder; provided however, that you shall have been informed in writing by the Company of such~~

3.	~~The~~ Indemnification

3.1
The Company shall indemnify you with respect to a liability or expense of the kind described in ~~paragraphs (a), (b) and (c)~~this Section 3.1 below, imposed upon or incurred by you as a result of an action ~~an~~and/or an omission~~, made or taken~~ performed by you in your capacity as an Office Holder of the Company, irrespective of whether you remain an Office Holder ~~and with respect to~~, arising from one or more of the ~~matters provided~~events specified in Section 5 below~~, as follows~~:

(a)
A monetary liability imposed on you pursuant to a judgment in favor of another person, including a judgment imposed on you in a ~~compromise~~settlement or in an ~~arbitration decision~~arbitrator’s award approved by a competent court~~.~~;

(b)
~~All r~~Reasonable litigation expenses, including attorney’s fees, which you incurred ~~in consequence~~as a result of an investigation or ~~procedure~~proceeding conducted against you by ~~an authority~~a competent ~~to conduct an investigation or procedure, and~~authority, which ~~was~~ concluded without an indictment against you and without any monetary obligation imposed on you in lieu of a criminal proceeding, or which ~~ended~~concluded without an indictment against you~~, but with~~ and a monetary obligation was imposed on you in lieu of a criminal proceeding for an offense that does not ~~include a mens rea element.~~ require proof of criminal intent.

The terms “which ~~ended~~concluded without an indictment against you” in a matter in which a criminal investigation was commenced~~”~~ and “monetary obligation imposed on you in lieu of a criminal proceeding” shall have the meanings specified in ~~s~~Section 260(a)(1A) of the Companies Law; ~~and~~

(c)
Reasonable litigation expenses, including attorneys' fees, expended by you or imposed upon you by a court~~,~~ - (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you are acquitted, or in a criminal charge for which you are convicted ~~which~~of an offense that does not require ~~mens rea.~~proof of criminal intent, or (ii) in connection with a monetary sanction ("Itzum Caspi");

(d)
Expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you pursuant to - (a) Chapter H3 of the Israeli Securities Law, 1968 (the "Securities Law"), “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”;  (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law; and

(e)	Payments to an injured party imposed on you pursuant to Section 52ND(a)(1)(a) of the Securities Law.

The above indemnification will also apply to any action taken by you in your capacity as ~~a director~~an Office Holder of any other company controlled, directly or indirectly, by the Company (“Subsidiary”).

3.2	Notwithstanding the aforesaid, you will not be indemnified with respect to:

(a)
a breach of ~~fiduciary~~the duty of loyalty towards the Company, except where you have acted in good faith and with reasonable grounds to assume that your actions would not adversely affect the Company; ~~or~~

(b)	a breach of the duty of care committed intentionally or recklessly (“~~pzizuth~~pzizut”), unless committed only in negligence; ~~or~~

(c)	an action taken with the intention ~~of~~to unlawfully ~~gaining~~gain a personal profit; ~~or~~and

(d)	any fine, monetary sanction ("Itzum Caspi") or administrative pecuniary punishment (“kofer”) imposed on you~~.~~; and

(e~~)~~
~~Any act or omission with respect to which mandatory Israeli law will not allow indemnification notwithstanding the indemnification undertaking made towards you hereunder; provided however, that you shall have been informed in writing by the Company of such.~~

~~(f~~)	A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

4.	~~The~~ Amount of Indemnification; No Duplicate Recovery

4.1
The amount of indemnification that the Company undertakes towards all Office Holders whom it has been resolved to indemnify pursuant to the above resolutions for the matters and in the circumstances described herein, jointly and in the aggregate, shall be up to ~~US$ 5,000,000.~~a total amount equal to 25% of the Company's equity (on a consolidated basis) in accordance with the Company's last financial statements published before the actual payment of the indemnity amount.

4.2
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that you will not be entitled to payment from the Company for amounts which you have actually obtained under the D&O Policy.  In addition to the above, the Company shall not be liable hereunder to make any payment to you to the extent that you have otherwise actually received payment from a third party of the amounts otherwise indemnifiable hereunder, without any obligation to repay any such payment.

4.3	Subject to the ~~aforesaid~~foregoing, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.4
If the Company has fully complied with its obligations to you hereunder, then, with respect to any payment of costs and expenses that the Company has actually paid pursuant hereto, the Company will be entitled to the amount, if any, actually collected from a third party for such costs and expenses, to the extent that your receipt of such amount would give you a double recovery for such costs and expenses.

5.	Categories of Events to which the Indemnification Applies

The indemnification undertaking under ~~s~~Section 3.1(a) above shall be limited to ~~such~~ liabilities~~,~~ or expenses arising from one or more of the following events:

5.1
Actions relating to an offer or issuance of securities of the Company and/or by a shareholder to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents or other proceedings in connection with execution thereof.

~~5.2~~5.2
Violations of securities laws of any jurisdiction, including, without limitation, failure to comply with disclosure requirements of the Securities and Exchange Commission and/or Israeli Securities Authority and/or any stock exchange or other rules relating to relationships with securities holders.

5.3
Occurrences resulting from the Company’s status ~~if and when the Company shall become~~as a public company whose shares are offered to the public and/or traded on a stock exchange in Israel and/or abroad and/or as required under law.

5.~~3~~4	Resolutions and/or actions relating to the operations and management of the ~~Company’s~~Company and/or of any Subsidiaries and/or affiliated companies.

5.~~4~~5
Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property of the Company or its Subsidiaries and/or affiliated companies, including without limitation their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.~~5~~6
Occurrences, resolutions and/or actions relating to investments in the Company and/or Subsidiaries and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

5.~~6~~7
Resolutions and/or actions relating to employment matters of the Company, Subsidiaries and/or affiliated companies and labor relations, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits.

5.~~7~~8	Resolutions and/or actions relating to transactions of the Company, Subsidiaries and/or affiliated companies with others, including inter-company transactions, and clients, contractors, suppliers etc.

5.~~8~~9	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company.

5.~~9~~10	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company.

5.~~10~~11	Resolutions and/or actions relating to a merger or restructuring of the Company, a Subsidiary and/or affiliated companies.

5.~~11~~12	Resolutions and/or actions relating to environmental matters.

5.~~12~~13	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company, a Subsidiary and/or affiliated companies.

5.~~13~~14	Resolutions and/or actions in connection with an affiliated company or a Subsidiary.

5.~~14~~15	Resolutions and/or actions relating to the approval of transactions with directors and officers of the Company; and also with holders of controlling interests in the Company.

5.16	Resolutions and/or actions in connection with the approval of financial statements of the Company, Subsidiaries and/or affiliated companies.

5.17	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or affiliated companies, whether such policies and procedures are published or not.

5.18	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries and/or affiliated companies.

Miscellaneous

6.
In the event that an investigation and/or a legal proceeding is commenced against you, or there exists a threat or concern that such a proceeding shall be commenced, the Company will make available to you, in advance and on account, such amounts as shall be estimated by the Company to cover those reasonable legal expenses, including attorneys’ fees, to which you are entitled to be indemnified, unless the Company shall take upon itself to manage the proceedings as provided herein below.

Additionally, the Company shall make available to you any securities and/or guarantees which you will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on your assets, prior to the commencement and/or termination of any such action or proceeding, provided however, that the total of such amounts, securities and guarantees ~~as aforesaid~~ shall not exceed the maximum amount of indemnification hereunder, as provided in Section 4.1 above.

In the event that the Company provides you with advance funds ~~as aforesaid~~ and it transpires that you are not entitled to indemnification, you shall cause the discharge of the same, and if any such securities or guarantees have been realized, you shall, upon first demand by the Company, refund the Company and repay all amounts previously paid by the Company linked to the representative rate of exchange of the ~~US Dollar~~U.S. dollar.

7.	~~In any case in which you shall be entitled~~Your right to ~~be indemnified, such~~ indemnification hereunder shall be subject to ~~completion of all of~~ the following conditions:

7.1
You shall notify the Company of any legal proceeding initiated against you and of any possibility or threat that such an action will be initiated, immediately after you shall gain knowledge or become aware of the same and in any case within fourteen (14) days from the day that you are first aware thereof and you shall promptly transfer to the Company or its designee, any document transferred to you and any information you shall obtain relating to such action.

In addition, you shall notify the Company on a regular basis ~~on~~of any events that may result in the initiation of a legal action against you.

7.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, and except when there is a conflict of interest between you and the Company, the Company shall have the right to assume the defense on your behalf and/or to retain any attorney (subject to the provisions of Section 6 above), except for an attorney who shall not be acceptable to you based on reasonable grounds, in which event the Company shall retain an alternative attorney.

The Company and/or the attorney retained by the Company shall be entitled to act in their sole discretion and to conclude the action in any manner, including by way of ~~compromise~~a settlement, provided, however, that the Company and its attorney shall keep you notified on a regular basis of all events in the action.

You shall execute any document requested by the Company, empowering the Company and/or its attorney to defend and/or represent you in such action.

For the avoidance of doubt, in the case of criminal or administrative proceedings the Company and/or the attorney retained by the Company will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a ~~compromise~~settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the ~~aforesaid~~foregoing will not prevent the Company and/or its attorneys, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

7.3
You shall fully cooperate with the Company and/or the attorney retained in any action in any reasonable manner required from you relating to the legal action, provided that the Company covers all of your expenses arising from such cooperation.

7.4
Notwithstanding the foregoing, you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall fully cooperate with your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense.

If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any legal fees or expenses that you may expend in connection with your defense.

7.5
The Company shall not be required to indemnify you for any amount paid by you in accordance with any settlement in any legal action, demand or other proceeding, unless it had given its prior written consent to such settlement.

7.6
You shall not admit and/or assume any responsibility for any action for which you are entitled to indemnification pursuant ~~with~~to this Letter of Indemnification, before having received the Company’s written consent thereto.

8.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Exemption or in the ~~above~~resolutions referenced ~~resolutions~~in Section 1.1 above derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay, to the maximum extent permitted by the Companies Law.

9.
This Letter of Indemnification and Exemption shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the insured amount of the directors and officers insurance policy or due to the fact that the Company is unable to acquire insurance covering the indemnifiable events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

10.
The undertakings of the Company pursuant to this Letter of Indemnification and Exemption shall be widely construed and in a manner ~~designated~~designed to give them effect~~,~~ to the fullest extent permissible ~~under~~by law. In the event of any contradiction between the provisions of this Letter of Indemnification and Exemption and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.

11.
~~The~~Subject to applicable law, the undertaking for indemnification shall apply to proceedings initiated against you during your office as well as to proceedings that will be initiated against you after you are no longer in office, provided however, such proceedings relate to actions performed by you in your capacity as an Office Holder of the Company while you were in office.

12.
This document shall constitute a binding undertaking by the Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No waiver of any of the provisions of this Letter of ~~Undertaking~~ Indemnification shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

13.	The Company shall perform any action and execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.
Your rights hereunder may not be assigned or transferred in any manner. Notwithstanding the above, this Letter of Indemnification is granted to and shall be actionable by your estate, your respective successors, or legal representatives.

15.
This Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Tel Aviv, Israel, shall have any jurisdiction, over ~~all~~ any matter~~s~~ in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

Kindly sign and return the enclosed copy of this Letter of Indemnification  to acknowledge your agreement to the contents hereof.

Sincerely, ___________________________ ~~012 Smile.~~B Communications Ltd.

Accepted and agreed to as of the date
First above written: ______________________________